Item 77C. On December 12, 1997, an information statement relating to the subadvisory agreement for the Preferred Short-Term Government Securities Fund (the "Fund") was mailed to shareholders, and shareholders constituting a majority (3,304,739.676 shares) of the outstanding securities of the Fund consented to such subadvisory agreement.